Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

(dollars in thousands)										Three Months Ended March 31,
	2004		2005		2006		2007		2008	2008		2009
Fixed charges:
Interest expense, other & FSP APB 14-1 interest	$38,668		$42,544		$43,734		$44,799		$63,703	$13,304		$17,376
Capitalized interest	2,795		2,328		3,651		2,463		1,543	542		418
Rent expense (interest factor)	18,610		22,403		27,927		28,613		28,420	7,180		6,990
Total fixed charges	60,073		67,275		75,312		75,875		93,666	21,026		24,784
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	104,622		130,655		117,685		153,431		(774,248)	23,228		7,249
Add: Fixed charges	60,073		67,275		75,312		75,875		93,666	21,026		24,784
Less: Capitalized interest	(2,795)		(2,328)		(3,651)		(2,463)		(1,543)	(542)		(418)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$161,900		$195,602		$189,346		$226,843		$(682,125)	$43,712		$31,615
Ratio of earnings to fixed charges	2.7	x	2.9	x	2.5	x	3.0	x	$(775,791)	2.1	x	1.3	x